Exhibit 99.1

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amount in thousands, except per share / per ADS data)

	For six months ended June 30,
	2022	2023
	RMB	RMB
Net revenues:
Media services	797,363	893,473
Leads generation services	1,461,017	1,440,269
Online marketplace and others	945,905	1,032,921

Total net revenues	3,204,285	3,366,663
Cost of revenues	(533,881)	(670,441)

Gross profit	2,670,404	2,696,222

Operating expenses:
Sales and marketing expenses	(1,330,983)	(1,347,197)
General and administrative expenses	(263,178)	(240,135)
Product development expenses	(717,441)	(637,376)

Total operating expenses	(2,311,602)	(2,224,708)
Other operating income, net	183,685	133,160
Operating profit	542,487	604,674

Interest and investment income, net	240,166	427,828
Loss from equity method investments	(20,347)	(33,125)

Income before income taxes	762,306	999,377
Income tax expense	(42,148)	(90,477)

Net income	720,158	908,900
Net loss attributable to noncontrolling interests	33,106	1,336

Net income attributable to Autohome	753,264	910,236
Accretion of mezzanine equity	(64,259)	(75,185)
Accretion attributable to noncontrolling interests	41,861	48,913

Net income attributable to ordinary shareholders	730,866	883,964

Earnings per share for ordinary shares
Basic	1.45	1.79
Diluted	1.45	1.79
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	5.82	7.17
Diluted	5.81	7.15
Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	502,552,188	492,927,049
Diluted	502,882,428	494,261,429

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	2,801,299	2,939,867
Restricted cash	9,175	787
Short-term investments	19,279,592	20,395,204
Accounts receivable, net	1,927,699	1,499,340
Amounts due from related parties, current	49,644	26,305
Prepaid expenses and other current assets	357,522	517,270

Total current assets	24,424,931	25,378,773

Non-current assets
Restricted cash, non-current	5,000	5,000
Property and equipment, net	255,298	195,193
Goodwill and intangible assets, net	4,220,305	4,181,109
Long-term investments	419,208	386,083
Deferred tax assets	265,606	265,070
Amounts due from related parties, non-current	9,419	17,797
Other non-current assets	116,052	198,241

Total non-current assets	5,290,888	5,248,493

Total assets	29,715,819	30,627,266

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,537,281	2,250,807
Advance from customers	96,047	108,454
Deferred revenue	1,147,131	1,788,235
Income tax payable	251,121	257,487
Amounts due to related parties	27,096	22,673

Total current liabilities	4,058,676	4,427,656

Non-current liabilities
Other liabilities	50,591	98,209
Deferred tax liabilities	517,926	502,941

Total non-current liabilities	568,517	601,150

Total liabilities	4,627,193	5,028,806

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,605,639	1,680,824
EQUITY
Total Autohome shareholders’ equity	23,888,842	24,373,717
Noncontrolling interests	(405,855)	(456,081)

Total equity	23,482,987	23,917,636

Total liabilities, mezzanine equity and equity	29,715,819	30,627,266

AUTOHOME INC.

UNAUDITED RECONCILIATION BETWEEN U.S. GAAP AND IFRS

The unaudited condensed consolidated statements of income for the six month ended June 30, 2023 and the unaudited condensed consolidated balance sheets as of June 30, 2023 (collectively, the “Unaudited Interim Financial Statements”) of Autohome Inc., its subsidiaries, the variable interest entities, and the subsidiaries of the variable interest entities (collectively, the “Company”) are prepared in accordance with the accounting principles generally accepted in the United States of America (the “U.S. GAAP”), and the differences between U.S. GAAP and the International Financial Reporting Standards (the “IFRS”) issued by the International Accounting Standards Board (together, the “Reconciliation Statement”) have been disclosed in the Appendix— Unaudited Reconciliation Between U.S. GAAP and IFRS attached herein.

PricewaterhouseCoopers, the auditor of the Company in Hong Kong, has performed a limited assurance engagement on the Reconciliation Statement in accordance with International Standards on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the International Auditing and Assurance Standards Board.

Appendix

The Unaudited Interim Financial Statements of the Company are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. The effects of material differences between the Unaudited Interim Financial Statements prepared under U.S. GAAP and IFRS are as follows:

Reconciliation of unaudited condensed consolidated statements of income:

	For six months ended June 30,
	2022	2023
	RMB	RMB
	(in thousands)
Reconciliation of net income in the consolidated statements of income
Net income as reported under U.S. GAAP	720,158	908,900
IFRS adjustments:
Preferred shares (Note a)	(28,111)	(64,555)
Leases (Note b)	527	(521)
Share-based compensations (Note c)	(12,541)	(36,304)

Net income as reported under IFRS	680,033	807,520

Reconciliation of unaudited condensed consolidated balance sheets:

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB
	(in thousands)
Reconciliation of total equity in the consolidated balance sheets
Total equity as reported under U.S. GAAP	23,482,987	23,917,636
IFRS adjustments:
Preferred shares (Note a)	1,035,332	1,045,962
Leases (Note b)	(7,963)	(8,484)

Total equity as reported under IFRS	24,510,356	24,955,114

Notes:

Basis of Preparation

The Directors of the Company are responsible for preparation of the Reconciliation Statement in accordance with the relevant requirements of the Hong Kong Listing Rules and relevant guidance in HKEX-GL111-22. The Reconciliation Statement was prepared based on the Company’s unaudited interim condensed consolidated financial information for the six months ended June 30, 2023 prepared under U.S. GAAP, with adjustments made (if any) thereto in arriving at the unaudited financial information of the Company prepared under IFRS. The adjustments reflect the differences between the Company’s accounting policies under U.S. GAAP and IFRS. The new and amended standards of IFRS effective for accounting periods beginning on or after January 1, 2023 do not have significant impact on the financial performance and positions of the Company.

(a) Preferred Shares

Under U.S. GAAP, the preferred shares of the Company are accounted for as mezzanine equity, which is subsequently accreted to the amount which equals to redemption value of each series of preferred shares.

Under IFRS, the preferred shares, which are redeemable at the option of the holder, represent a financial liability. And the financial liability is measured at fair value and changes in the fair value are reflected in the consolidated statements of comprehensive income. The amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of the liability shall be presented in the consolidated balance sheets as accumulated other comprehensive income; the remaining amount of change in the fair value of the liability shall be presented in the consolidated statements of comprehensive income.

Accordingly, the reconciliation includes a fair value profit difference of RMB28.11 million and RMB64.56 million recognized in net loss attributable to the Company in the consolidated statements of comprehensive income for each of the six months ended June 30, 2022 and 2023, respectively. The reconciliation also includes the difference between mezzanine equity and financial liabilities under IFRS of RMB1,035.33 million and RMB1,045.96 million as at December 31, 2022 and June 30, 2023, respectively.

(b) Leases

For operating leases under U.S. GAAP, the subsequent measurement of the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement, while the right-of-use asset is remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term, as opposed to IFRS which generally yields a “front-loaded” expense with more expense recognized in earlier years of the lease.

Accordingly, the reconciliation includes an expenses difference recognized in the consolidated statements of comprehensive income of RMB0.53 million (negative) and RMB0.52 million for each of the six months ended June 30, 2022 and 2023, respectively. The reconciliation also includes a difference in total shareholders’ equity of RMB7.96 million and RMB8.48 million as at December 31, 2022 and June 30,2023, respectively.

(c) Share-based Compensation

Under U.S. GAAP, the Company has elected to recognize compensation expense using the straight-line method for all share-based awards granted with service conditions that have a graded vesting schedule. For awards with performance condition and multiple service dates, if the performance conditions are all set at inception and independent for each year, each tranche is accounted for as a separate award with its own requisite service period. Compensation cost is recognized over the respective requisite service period separately for each separately-vesting tranche as though each tranche of the award is, in substance, a separate award.

Under IFRS, the accelerated method is required to recognize compensation expense for all employee equity awards granted with graded vesting.

Accordingly, the reconciliation includes an expense recognition difference in the consolidated statements of comprehensive income of RMB12.54 million and RMB36.30 million for each of the six months ended June 30, 2022 and 2023, respectively.

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